EXHIBIT 99.4

WILLIAM M. COBB & ASSOCIATES, INC.

Worldwide Petroleum Consultants

12770 Coit Road, Suite 907	(972) 385-0354
Dallas, Texas 75251	Fax: (972) 788-5165

March 26, 2024

Via email: jcoates@protongreen.com

Mr. John Coates

Proton Green LLC

2000 Bering Drive, Suite 210

Houston TX 77057

As requested by Proton Green LLC (Proton Green), William M. Cobb & Associates, Inc. (Cobb & Associates) has prepared this addendum to the January 17, 2024 helium resource report. This addendum provides the helium produced volume net to Proton Green, as shown in the table below. This net volume is categorized as a contingent resource. These additional values are consistent with the information in the prior report.

Table 1: St. Johns Field Analysis Summary

			Development
	Total	Development	Case Without
	Field	Case	11-8-30 Well
Original Gas In Place (OGIP), BCF	9,307	4,940	4,940
Helium In Place, BCF	33.4	21.7	21.7
Total Gas Produced, BCF		2,472	2,468
Total Helium Produced, BCF		10.33	10.32
Net Helium Produced, BCF		8.27	8.26
Percent of OGIP Processed		50.04%	49.96%
Maximum Helium Production Rate, MCF/D		1,296	1,296

Evaluation Stipulations

This report describes the estimation of the in-place and potentially-recoverable helium gas volumes in the St. Johns Field. Because these gases are not hydrocarbons, they are not subject to the SEC’s or the petroleum industry’s hydrocarbon reserves definitions. However, to put these volumes into a technical context, this report treats them as “contingent resources” associated with the Field’s remaining development, as defined by the petroleum industry’s Petroleum Resources Management System, revised in June 2018 (the PRMS).

St. Johns Field Helium Evaluation Addendum

March 26, 2024

The PRMS defines “contingent resources” as “Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable owing to one or more contingencies.” The “contingent” aspect of this resource relates to the current absence of a budgeted development project for the wells beyond the 11-8-30 St. Johns Well. Commitments to the execution of a development project would remove this contingency for those portions of the Field subject to those commitments. Reserves could then be assigned to those portions of the Field associated with production, and would increase as wells are brought on production either through reactivation or drilling and completion.

In contrast to this project’s commercial contingency, several of the technical uncertainties associated with this project have been addressed by the extensive data gathering and well testing programs carried out by the prior operators of the Field (Ridgeway, Enhanced Oil Resources, and Kinder Morgan). This evaluation was based on well data, production test data, and prior studies supplied by Proton Green. Kinder Morgan, in particular, expended a considerable amount of technical effort in analyzing the development of potential of the Field. Cobb & Associates has reviewed those studies, considers them reliable, and has incorporated their results into this evaluation where appropriate.

No review has been made of any agreements under which the Field would be developed and operated. No on-site Field inspection or review of the title to the properties has been carried out. No review has been made of the permitting requirements of this project, nor of the ability of Proton Green to obtain any such needed permits or approvals.

The results presented in this report are based on geologic and engineering judgment, and as such are estimates. There are uncertainties in the analysis of the available data. Any estimated future production volumes may or may not, in fact, occur. Volumes may increase or decrease as a result of future operations, or as the result of unforeseen geological conditions. Therefore, these results are not warranted or guaranteed as to their accuracy, but represent opinions based on the interpretation of technical data.

Cobb & Associates appreciates this opportunity to be of service to Proton Green. Please let me know if you have any questions regarding this evaluation.

Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC.
Texas Registered Engineering Firm F-84

/s/ Randal M. Brush
Randal M. Brush, P.E.
President

RMB